Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct dial: (650) 849-3275

July 13, 2022

BY EDGAR AND EMAIL

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Pasithea Therapeutics Corp.
Preliminary Proxy Statement filed by Concord IP2 LTD. et. al.
Filed July 1, 2022
File No. 001-40804

Dear Mr. Duchovny:

On behalf of our clients Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, Concord IP2 Ltd., Elderhill Corporation, Leonite Capital LLC, Eric Shahinian, David Delaney, and Avi Geller (collectively, the “Concerned Stockholders”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 8, 2022, concerning the Concerned Stockholders’ preliminary proxy statement on Schedule 14A filed with the Commission on July 1, 2022 (the “Proxy Statement”), relating to Pasithea Therapeutics Corp. (the “Company”).

In connection with the submission of this letter, the Concerned Stockholders are filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Concerned Stockholders’ response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Amended Proxy Statement.

Daniel F. Duchovny, Esq.

July 13, 2022

Preliminary Proxy Statement

Cover letter, page 1

1.	Please describe any effects of removing all of the company’s directors on the company’s contractual obligations.

The Concerned Stockholders have included disclosure in the Amended Proxy Statement related to the effects of removing all of the Company’s directors on the Company’s contractual obligations.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements.

●	“Each of the Concerned Stockholders has a track record of investing success, including in situations like those at Pasithea.”

The Concerned Stockholders have clarified that this statement relates to Messrs. Delaney, Geller and Shahinian. Each is a sophisticated investor with extensive experience investing in, and serving as directors of, public companies. For example, Messrs. Delaney and Geller were investors, and directors of, Parkit Enterprises, Inc., and helped to oversee significant stock price appreciation. Among other companies, Mr. Shahinian is an investor at Cedar Realty Trust, Inc., where his actions helped to generate a substantial return for stockholders. Messrs. Delaney, Geller and Shahinian also each manage investments on behalf of third parties, and such third parties would not retain any of Messrs. Delaney, Geller and Shahinian if they were not successful at generating a return on investment.

●	“...management’s alarming (negative) track record...”

The Concerned Stockholders submit that it is self-evident that the Company’s management has an alarming, and negative, track record. To cite just one example, and as disclosed in the Proxy Statement, the current management team has overseen the complete collapse of the Company’s stock price and the related destruction of stockholder value. The Company’s initial public offering price for a unit of one share of Common Stock and one warrant was $5.00, as compared to a recent price of $1.02 for a share of Common Stock.

●	that Alpha-5 is “...a business that we believe was and is largely non-existent and worthless.”

The Concerned Stockholders have significant concern about the viability and prospects of Alpha-5. Virtually no information about Alpha-5 is available on the internet; Alpha-5 does not even maintain a website. Indeed, most of the publicly available information concerning Alpha-5 is contained in the Company’s own disclosures in connection with its acquisition of Alpha-5. To the knowledge of the Concerned Stockholders, Alpha-5 has never disclosed any information about its purported research activities and drug candidates. Shockingly, the Company does not disclose how it arrived at the valuation that it ascribed to Alpha-5. The silence of Alpha-5 and the Company on these matters leads the Concerned Stockholders to conclude that Alpha-5 is largely worthless.

Daniel F. Duchovny, Esq.

July 13, 2022

●	that “...Pasithea is suffering from significant corporate governance lapses...”

The Concerned Stockholders submit that it is self-evident that the Company is suffering from significant corporate governance lapses. For example, and as disclosed in the Proxy Statement, the Company undertook the Dilutive, Related-Party Acquisition without consulting with stockholders or subjecting that transaction to a stockholder vote. In addition, the Company’s organizational documents do not allow stockholders to fill vacancies on the Board created as a result of the removal of directors by stockholders. Rather, it puts this power solely in the hands of the Board. There may be no greater example of a fox guarding a henhouse than that of a board of directors that has the exclusive power to hand-pick replacement directors for those who have been ousted by stockholders.

3.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for the disclosure copied below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

●	“We believe that the problems at Pasithea are systemic and are the result of directors who have abdicated their responsibility to create value for all stockholders. We believe that the sitting directors are more focused on entrenchment and enriching themselves than on advancing stockholders’ best interests.”

The Concerned Stockholders respectfully submit that it is self-evident that a board of directors that undertakes a highly dilutive, related-party transaction without consulting with stockholders or subjecting the transaction to a stockholder vote, and where the target company in that acquisition seemingly has no public disclosures about its prospects or activities, has abdicated its responsibilities to stockholders. As disclosed in the Proxy Statement, the Board undertook the Dilutive, Related-Party Acquisition after being explicitly warned against taking such action by the Concerned Stockholders and in response to their investment in the Company. The Concerned Stockholders believe that these facts make clear that the Board is focused on furthering its own interests and enriching its members—all at the expense of the Company’s stockholders.

Daniel F. Duchovny, Esq.

July 13, 2022

●	“This transaction appears to be undertaken for entrenchment purposes...” (page 2)

The Concerned Stockholders respectfully submit that it is self-evident that the Board was interested in placing as many shares of Common Stock into friendly hands through the Dilutive, Related-Party Acquisition. The Dilutive, Related-Party Acquisition occurred soon after the Concerned Stockholders filed a Schedule 13D and expressed their concerns to the Company. The Concerned Stockholders do not believe that it is a coincidence that, confronted with a threat to their control and domination over the Company, the Board engaged in an all-stock transaction with the Company’s executive chairman and his business partner.

●	“We believe that this transaction raises troubling questions about the motivations of the Board and management, and exposes that they are not acting in the best interests of stockholders.” (page 2)

The Concerned Stockholders respectfully direct the Staff to their responses to the first two bullets of this comment.

●	“...related-party transaction is an egregious example of the directors’ indifference to, and disregard for, stockholders.” (page 3)

The Concerned Stockholders respectfully direct the Staff to their responses to the first two bullets of this comment.

Background, page 2

4.	Refer to footnote ii of your June 1, 2022 letter. Please revise your disclosure to clarify what portion of the compensation received by Dr. Marques and by Mr. Gloss was in cash or securities or vested option grants and what portion was made in unvested securities or option grants.

The Concerned Stockholders have revised the Amended Proxy Statement to include the requested disclosure.

Why You Were Sent This Statement, page 2

5.	Please clarify, if true, that the $5 IPO price you reference was for a unit consisting of a share and a warrant.

The Concerned Stockholders have revised the Amended Proxy Statement as requested by the Staff.

*	*	*

Daniel F. Duchovny, Esq.

July 13, 2022

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell
Douglas K. Schnell

cc:	David Delaney
Avi Geller
Eric Shahinian